Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,

	2005	2004	2003	2002	2001	2000

Fixed charges, as defined:
Interest on long-term debt	$273	$264	$149	$169	$36	$54
Interest on short-term debt and other interest	29	23	25	52	33	75
Amortization of debt discount, expense and premium - net	(4)	(5)	31	9	2	11
Estimated interest component of operating rentals	16	17	38	23	19	9
Preferred securities distributions of subsidiaries on a pre-tax basis			8	12

Total fixed charges	$314	$299	$251	$265	$90	$149

Earnings, as defined:
Net income (a)	$669	$661	$719	$509	$168	$246
Preferred security dividend requirement			5	9
Less undistributed income (loss) of equity method investments	(11)	(12)	(15)	(22)	20	74

	680	673	739	540	148	172
Add:
Income taxes	173	199	185	266	274	125
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	309	294	237	234	66	135

Total earnings	$1,162	$1,166	$1,161	$1,040	$488	$432

Ratio of earnings to fixed charges	3.7	3.9	4.6	3.9	5.4	2.9

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.